THE TURNER CORPORATION AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE
(in thousands, except for share amounts)

	                                                  (Unaudited)
	                                               Nine Months Ended
	                                                 September 30,
PRIMARY	                                             1994	  1993
Weighted average common shares outstanding	         5,103   5,066

Common stock equivalents (assuming the use
 of the proceeds from their exercise or issuance
 to acquire treasury stock using the average
 quarterly market price) granted under employee
 stock option and stock purchase plans	               87 	   118

Weighted average common and common
 equivalent shares outstanding	                    5,190   5,184

Earnings available to common shareholders
 less dividends on preferred stock, net of tax   $ 1,580  $1,394

Earnings per common share	                       $  0.30  $ 0.27

FULLY DILUTED
Weighted average shares outstanding used in the
 computation of primary earnings per share	        5,103  5,066

Common stock equivalents (assuming the use
 of the proceeds from their exercise or issuance
 to acquire treasury stock using the quarter
 ended market price) granted under employee
 stock option and stock purchase plans               87     118

Conversion of convertible preferred stock to
 common stock	                                      849 	   849

Stock option equivalent shares	                       -       -

Weighted average common and common
 equivalent shares outstanding	                    6,039   6,033

Earnings available to common shareholders
 less preferred dividend differential	         $  1,580  $ 1,394

Fully diluted earnings per share:
 Earnings per share	                           $   0.26 	$  0.23